October 9, 2013

Robert Errett, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          DBUBS 2011-LC3 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
Commission File Number 333-172143-01

COMM 2012-LC4 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
Commission File Number 333-172143-03

COMM 2012-CCRE1 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
Commission File Number 333-172143-04

COMM 2012-CCRE2 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
Commission File Number 333-172143-05

Cantor Commercial Real Estate Lending, L.P.
Form ABS-15G for the Reporting Period of April 1, 2012 to June 30, 2012 Filed September 24, 2012
Commission File Number 025-01219

Guggenheim Life & Annuity Company
Form ABS-15G for the Reporting Period of January 1, 2012 to March 31, 2012
Filed May 14, 2012
Commission File Number 025-00983

Anna H. Glick   Tel  212 504 6309   Fax  212 504 6666    anna.glick@cwt.com

Robert Errett, Esq.
October 9, 2013

Dear Mr. Errett:

 We are counsel to Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”) in connection with your letter dated September 16, 2013 (the “Comment Letter”), transmitting further comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Forms 10-K and Forms ABS-15G, as amended by the Registrants’ Forms 10-K/A (Amendments No. 1) to such Forms 10-K filed on August 30, 2013 (collectively, the “Filings”).  We have reviewed the Comment Letter and the Filings, and we have discussed the comments contained in the Comment Letter with various representatives of  the Registrant.

For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of the Registrant.  Capitalized terms used, but not defined in this letter have the meaning given to them in our letter to you dated August 30, 2013.

Forms 10-K of COMM 2012-CCRE1 Mortgage Trust, COMM 2012-CCRE2 Mortgage Trust, and DBUBS 2011-LC3 Mortgage Trust

1.
You state under “Additional Amendments” on page 8 of your letter that the notification letter from Wells Fargo is attached as Exhibit A. We note, however, that the letter is not attached. Please file the letter from Wells Fargo.

The Notification Letter is attached as Exhibit A.

Forms 10-K of COMM 2012-CCRE1 Mortgage Trust and COMM 2012-CCRE2 Mortgage Trust

2.
We note your response to the second and third bullet points of comment one. Since the pooling and servicing agreement governing the Crossgates Mall mortgage loan defines how the loan is serviced, which could have an effect on cash flows to investors, please file this pooling and servicing agreement as an exhibit to the Form 10-K. Please also file with the relevant Form 10-K the applicable servicing agreements governing the RiverTown Crossing Mall mortgage loan and the 260 and 261 Madison Avenue mortgage loan.

Based upon our October 1, 2013 telephone conversation with members of the Staff, we understand the rationale for this comment is to ensure that the Registrant provides investors with all material information regarding the servicing agreements affecting cash flows on the securities.  We recognize the importance of the principle of providing investors with all material information.  We respectfully submit that Item 1108(a)(3) of Regulation AB, together with Instruction 3 to Item 1.01 of Form 8-K, provide the Registrant with specific

Robert Errett, Esq.
October 9, 2013

criteria for when servicing agreements should be filed.  These criteria apply to loan combinations where the portion of the loan combination included in the applicable issuing entity is serviced pursuant to the terms of another servicing agreement (such other servicing agreement, the “Lead Agreement”).  These criteria were established by the Commission, consistent with the principle of providing investors with all material information.  As explained in the Release (as defined below), the criteria  provide registrants with a practical, bright line rule.

Item 1108(a)(2) requires the identification of:

“(i) each master servicer;

(ii)  each affiliated servicer;

(iii) each unaffiliated servicer that services 20% or more of the pool assets; and

(iv) any other material servicer responsible for calculating or making distributions to holders of the asset-backed securities, performing work-outs or foreclosures, or other aspect of the servicing of the pool assets or the asset-backed securities upon which the performance of the pool assets or the asset-backed securities is materially dependent.”

Item 1108(a)(3) specifies the information required to be included with respect to each servicer identified in clauses (i), (ii) and (iv) above, which includes the information described in paragraphs (b), (c) and (d) of Item 1108.  The obligation to file the servicing agreements with respect to these servicers is included in Item 1108(c)(1).  However, with respect to each servicer identified in clause (iii) above, Item 1108(a)(3) states that such information is only required for “each unaffiliated servicer identified in paragraph (a)(2)(iii) of this item that services 20% or more of the pool assets” (emphasis provided).  In other words, Item 1108(a)(2)(iii) requires only the identification of unaffiliated servicers that service 10% or more of the pool assets; such unaffiliated servicers are expressly excluded from the requirement to provide the information required by paragraphs (b), (c) and (d) (including the filing requirement in Item 1108(c)(1)) unless they service 20% or more of the pool assets.

Based upon the language in the Release, the exclusion that distinguishes the obligations of unaffiliated servicers of 20% or more of the pool assets and the other servicers referred to in Item 1108(a)(2) was explicitly created to differentiate between the excluded servicers and the other servicers.  According to the Release, the 10% and 20% breakpoints were established by the Commission

Robert Errett, Esq.
October 9, 2013

in response to comment letters received by the Commission prior to the implementation of Regulation AB:

“In addition, additional information, discussed further below [Items 1108(b), (c) and (d)], will be required about each servicer identified in the first, second and fourth bullets above [Items 1108(a)(2)(i), (ii) and (iv)], as well as each unaffiliated servicer identified in the third bullet [Item 1108(a)(2)(iii)] above that services 20% or more of the pool assets . . .

We have revised our percentage breakpoints for determining servicer disclosure for unaffiliated servicers, such as primary servicers, that service individual pool assets.  While not all commenters agreed, several commenters believe the 10% threshold we originally proposed was too low.   To lessen potential disclosure burdens, many of these commenters suggested, alternatively, limited disclosure for unaffiliated servicers that service at least 10% of the pool assets, but less than some higher threshold, such as 20%.   As noted above, the final disclosure item will require identification of each unaffiliated servicer that services 10% or more of the pool assets. The more detailed disclosure discussed below will only be required for such servicers that service 20% or more of the pool assets.  As noted in the Proposing Release, we believe 10% and 20% breakpoints provide consistency and clarity in determining a triggering event for disclosure, and are consistent with many other longstanding standards used for our existing disclosure requirements.1” (Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,536 (January 7, 2005 (the “Release”)))(emphasis provided, internal citations omitted, except for footnote 1 below).

The Commission determined that the 20% breakpoint was “consistent with many other longstanding standards used for our existing disclosure requirements”.  According to the Commission, the exclusion in Item 1108(a)(3) was intended specifically to provide “consistency and clarity” in disclosures by establishing a bright line rule for disclosure requirements.  Requiring the filing of servicing agreements where the unaffiliated servicer is servicing less than 20% of the pool assets renders this exclusion meaningless.  If the Staff concludes that the Lead

1   See, e.g., Items 101(c)(1)(vii), 503(d), 601(b)(4)(ii) and 911(c)(5) of Regulation S-K (17 CFR 229.101(c)(7), 17 CFR 229.503(d), 17 CFR 229.601(b)(4)(ii) and 17 CFR 229.911(c)(5)); Instruction 2 to item 103 of Regulation S-K (17 CFR 229.103); and Topic 1.I. to Release No. SAB-103.

Robert Errett, Esq.
October 9, 2013

Agreements for Crossgates Mall mortgage loan, the RiverTown Crossing Mall mortgage loan and the 260 and 261 Madison Avenue mortgage loan should be filed, we question under what circumstances the express exclusion would apply.

The text of the Release quoted above is consistent with, and cited by, Instruction 3 to Item 1.01 of Form 8-K to determine which servicing agreements should be filed:

 “With respect to asset-backed securities, as defined in Item 1101 of Regulation AB (17 CFR 229.1101), disclosure is required under this Item 1.01 regarding the entry into or an amendment to a definitive agreement that is material to the asset-backed securities transaction, even if the registrant is not a party to such agreement (e.g., a servicing agreement with a servicer contemplated by Item 1108(a)(3) of Regulation AB (17 CFR 229.1108(a)(3))).”

Thus, Instruction 3 to Item 1.01 of Form 8-K incorporates Regulation AB’s requirements to provide disclosure and to file the servicing agreement only if the unaffiliated servicer is servicing 20% or more of the pool assets.

In reaching our conclusion that Lead Agreements are not required to be filed, we also relied upon the Commission’s Manual Of Publicly Available Telephone Interpretations,  Section 6.  Item 1108, which states:

“Under Item 1108, an issuer must include disclosure regarding a party, including outsource companies, which meets the principles-based definition of a servicer (i.e., is involved in the management or collection of the pool assets or is making allocations or distributions to holders of the asset-backed securities) and meets the 20% threshold test.”  (emphasis provided).

In referring to collections on pool assets, this telephone interpretation is directly responsive to the Staff’s disclosure concerns about the Lead Agreements.  The telephone interpretation expressly states that the applicable servicer must also meet the 20% threshold test discussed above.

We note that in response to the Staff’s prior comments, we included in the Registrants’ Reports on Form 10-K/A (Amendments Nos. 1) for the COMM 2012-CCRE1 Mortgage Trust and COMM 2012-CCRE2 Mortgage Trust transactions explanatory notes that provide investors with the information they need to readily obtain the applicable Lead Agreements on EDGAR or commercially available websites if they would like to review the Lead

Robert Errett, Esq.
October 9, 2013

Agreements with respect to specific mortgage loans which constitute less than 20% of pool assets.

In the event the Staff disagrees with our analysis and requires the Registrant to file the Lead Agreements, we would incorporate the Lead Agreements by reference, as permitted by Rule 12b-32 and Item 1100(f).  If you have any questions or would like to discuss these issues further, please call me at (212) 504-6309.

Forms ABS-15G

Form ABS-15G of Cantor Commercial Real Estate Lending, L.P.

3.
We note the revisions that Cantor Commercial Real Estate Lending, L.P. (“Cantor Commercial”) made to its most recent Form ABS-15G filed on July 30, 2013. We note, however, that Cantor Commercial did not provide an affirmative statement that the Form ABS-15G contains all required information. Please file, as previously requested, an amended Form ABS-15G with the requested affirmative statement.

The Registrant has informed counsel to Cantor Commercial of the Staff’s comments to their ABS-15G Filings and has been informed by such counsel that it will address the Staff’s comments in a separate communication to the Staff by Cantor Commercial or its counsel.

Form ABS-15G of Guggenheim Life & Annuity Company

4.
We note that Guggenheim Life & Annuity Company (“Guggenheim”) filed a Form ABS15G on July 31, 2013. We note, however, that Guggenheim did not provide an affirmative statement that the Form ABS-15G contains all required information. Please file an amended Form ABS-15G to include an affirmative statement that the Form ABS15G contains all required information.

The Registrant has informed counsel to Guggenheim of the Staff’s comments to their ABS-15G Filings and has been informed by such counsel that it will address the Staff’s comments in a separate communication to the Staff by Guggenheim or its counsel.

 Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Anna H. Glick

Anna H. Glick

cc:	Helaine M. Kaplan (Deutsche Mortgage & Asset Receiving Corporation)

Exhibit A

Copy of Notification Letter

(Begins on next page)

Wells Fargo Bank, National Association 9062 Old Annapolis Rd. Columbia, Maryland 21045

Date: To:	August 13, 2013 The Parties Set Forth on Schedule A

Re:	Notice Regarding Wells Fargo Document Custody Regulation AB 2012 Compliance Reports

The Document Custody Section of the Corporate Trust Services Division of Wells Fargo Bank, N.A. (such Document Custody Section is referred to in this letter as, “Wells Fargo”) writes this letter to notify you that Wells Fargo has issued a revised assessment of compliance and attestation for the Custody Platform relating to the year ended December 31, 2012.

Reference is made to (i) the assessment of compliance with applicable servicing criteria (Securities and Exchange Commission’s Regulation AB, Items 1122(d)(1)(iv), 1122(d)(4)(i) and 1122(d)(4)(ii), the “Applicable Servicing Criteria”) prepared by Wells Fargo as of and for the year ended December 31, 2012 and relating to the Custody Platform (defined below) (the “2012 Custody Assessment”), which reported no material instances of noncompliance, (ii) the attestation report of KPMG LLP (“KPMG”), the independent registered public accounting firm engaged by Wells Fargo to issue such attestation in connection with the 2012 Custody Assessment (the “2012 Custody Attestation”), (iii) the platform established and maintained by Wells Fargo, consisting of publicly-issued residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) transactions for which Wells Fargo provides document custody services (the “Custody Platform”), and (iv) the list of individual transactions constituting the Custody Platform (the “Transaction Listing”) maintained by Wells Fargo.

Such Transaction Listing was attached to a management representation letter and assertion issued by Wells Fargo each year to KPMG in connection with defining the Custody Platform.

Background

Wells Fargo has determined that, due to an administrative error, it inadvertently omitted from the Transaction Listing the transactions listed on Schedule B hereto for which you are the issuer/registrant. The omission of these transactions started in the year the transaction closed and has continued through 2012. Based on its Custody Platform description, Wells Fargo should have included these transactions on the Transaction Listing.

Wells Fargo has also determined that, due to the same administrative error, it also inadvertently omitted other CMBS transactions and RMBS transactions from the Transaction Listing. For the 2012 reporting year, including the transactions on Schedule B hereto, there were a total of 101 CMBS and RMBS transactions omitted from the Transaction Listing. The omission of these 101 transactions started in the year each transaction closed and has continued through 2012. Based on its Custody Platform description, Wells Fargo should have included these 101 transactions on the Transaction Listing. The 101 omitted transactions have been identified on Appendix A to the revised assessment discussed below and included with this notice. Wells Fargo will notify all appropriate parties of the omission of these transactions.

Due to the omission of the 101 transactions from the Transaction Listing, such transactions were not part of the population of transactions subject to testing performed in connection with the 2012 Custody Attestation. Aside from the omission itself of certain transactions from the Transaction Listing, management of Wells Fargo does not believe that the omission of the 101 transactions from the Transaction Listing affected the accuracy of its 2012 Custody Assessment including management’s assertion therein that for the 2012 reporting period Wells Fargo complied in all material respects with the Applicable Servicing Criteria.

In addition, Wells Fargo has determined that Item 1122(d)(4)(iii) was applicable to certain transactions in the Custody Platform, but was not previously identified as being applicable to the activities it performs with respect to the Custody Platform. The affected transactions have been identified on Appendix A to the revised assessment discussed below. Wells Fargo has determined though that there were no activities performed during the 2012 reporting period with respect to these transactions to which Item 1122(d)(4)(iii) is applicable, because there were no occurrences of events that would require Wells Fargo to perform such activities.

Issuance of Revised Reg AB Compliance Reports

Because of the above findings, Wells Fargo has determined that both the 2012 Custody Assessment and 2012 Custody Attestation were issued in error and thus the recipients of such reports should no longer rely upon such previously issued reports of Wells Fargo and KPMG.

As a result, Wells Fargo has enclosed with this notification a revised assessment of compliance with Applicable Servicing Criteria (that includes 1122(d)(4)(iii)) for the Custody Platform, including the previously omitted transactions, as of and for the year ended December 31, 2012. Also enclosed is KPMG’s compliance attestation report on management’s revised assessment reflecting the results of procedures performed by KPMG.

Wells Fargo understands that the issuance of a revised 2012 assessment and attestation for the Custody Platform presents disclosure ramifications for transactions currently subject to the reporting requirements of the 34’ Act. Wells Fargo also understands that its omission of transactions from the Transaction Listing in prior years may raise disclosure questions as well. Wells Fargo would like to discuss these ramifications and questions as soon as possible with the issuer/registrant and its counsel and help develop an appropriate disclosure plan. In addition, Wells Fargo will be available to participate in any calls needed to discuss the issue with the SEC Staff.

Wells Fargo is taking steps to ensure that there are no more omissions from any future Transaction Listing and will adopt such additional measures as necessary to prevent any such future omissions including among other things reorganizing and/or re-training personnel and instituting enhanced controls over the process related to the maintenance of the Transaction Listing.

If you have any questions about this notification, please do not hesitate to contact Carol Tracey at 321.632.9533; carol.j.tracey@wellsfargo.com.

WELLS FARGO BANK, N.A.

Schedule A

Via FedEx Overnight Delivery
Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005
Attention: Lainie Kaye

Via Electronic Mail
Kevin C. Blauch, Esq.
Sidley Austin LLP
kblauch@sidley.com

Via Electronic Mail
Anna H. Glick, Esq.
Cadwalader, Wickersham & Taft LLP
anna.glick@cwt.com

Schedule B

Transactions Omitted from the Transaction Listing
Transaction	Currently Subject to 34 Act Reporting?
Deutsche Mortgage & Asset Receiving Corporation, COMM 2012-CCRE1, Commercial Mortgage Pass-Through Certificates	Yes
Deutsche Mortgage & Asset Receiving Corporation, COMM 2012-CCRE2, Commercial Mortgage Pass-Through Certificates	Yes
Deutsche Mortgage & Asset Receiving Corporation, COMM 2012-CCRE4, Commercial Mortgage Pass-Through Certificates	Yes
Deutsche Mortgage & Asset Receiving Corporation, COMM 2012-CCRE5, Commercial Mortgage Pass-Through Certificates	Yes
Deutsche Mortgage & Asset Receiving Corporation, CD 2006-CD2, Commercial Mortgage Pass-Through Certificates	No
Deutsche Mortgage & Asset Receiving Corporation, CD 2007-CD5, Commercial Mortgage Pass-Through Certificates	No
Deutsche Mortgage & Asset Receiving Corporation, COMM 2006-C7, Commercial Mortgage Pass-Through Certificates	No
Deutsche Mortgage & Asset Receiving Corporation, COMM 2007-C9, Commercial Mortgage Pass-Through Certificates	No